Private & Confidential	Exhibit 4.27

Dated 4 February 2008

PEONY LEASING LIMITED as Lessor	(1)

and

SEASPAN FINANCE I CO. LTD. as Lessee	(2)

AMENDMENT AGREEMENT

relating to five lease agreements each in

respect of one 4520 TEU container carrier

to be built at Samsung Heavy Industries

Co., Ltd with Hull No.

1851/1852/1853/1854/1855, respectively

dated 27 December 2007

Contents

Clause		Page
1	Definitions and Interpretation	1

2	Amendments and restatement	1

3	Governing law	1

Schedule 1 Amended and restated pages of the Original Agreements		2

THIS AGREEMENT is made on 4 February 2008,

BETWEEN

(1)	PEONY LEASING LIMITED, a company incorporated in England and Wales with company number 4442275 and whose registered office is at PO Box 39900, Level 7, Bishopsgate Exchange, 155 Bishopsgate, London EC2M 3YB (the “Lessor”); and

(2)	SEASPAN FINANCE I CO. LTD., a corporation incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Lessee”).

IT IS AGREED as follows:

1	Definitions and Interpretation

1.1	In this Agreement:

Original Agreements means the five lease agreements dated 27 December 2007 between the Lessor and the Lessee each in respect of one 4520 TEU container carrier to be built at Samsung Heavy Industries Co., Ltd with Hull No. 1851/1852/1853/1854/1855, respectively.

1.2	No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by anyone other than a party to this Agreement.

1.3	This Agreement may be executed in counterparts.

2	Amendments and restatement

Amendment and restatement

2.1	With effect from the date of this Agreement, the Original Agreements will be amended and restated as per the relevant pages set out in Schedule 1 (Amended and restated pages of the Original Agreements) to this Agreement.

Continuing obligations

2.2	The provisions of the Original Agreements will, except as amended by this Agreement, continue in full force and effect.

3	Governing law

This Agreement is governed by English law.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1

Amended and restated pages of the Original Agreements

(e)	under any foreign exchange transaction, any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f)	under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within paragraphs (a) to (e) if the references to the debtor referred to the other person;

but excludes any liability under a fully non-recourse project finance facility;

“Financial Schedule” means the financial schedule set out in Schedule 1;

“Funding Costs” has the meaning given to that term in the Financial Schedule;

“Further Novation Event” means any of the events or circumstances described in clause 17.3;

“Further Novation Notice” means a notice which the Lessor (as new purchaser) may issue to the Replacement Purchaser pursuant to clause 6.1 of the Novation Agreement or, as the case may be, a notice which the Builder may issue to the Lessor and the Replacement Purchaser pursuant to clause 6.2 of the Novation Agreement;

“General Assignment” means the assignment ~~dated on or about the date hereof~~ to be entered into pursuant to which the Guarantor and the Lessee (as assignors) assign to the Lessor (as assignee) the benefit of (i) ~~the-Time-Charter and any other~~ certain earnings of the Ship, (ii) the Insurances, and (iii) any Requisition Compensation;

“Government Entity” means and includes (whether having a distinct legal personality or not) any national or local government authority, board, commission, department, division, organ, instrumentality, court or agency and any association, organisation or institution of which any of the foregoing is a member or to whose jurisdiction any of the foregoing is subject or in whose activities any of the foregoing is a participant;

“Guarantee” means the guarantee issued or to be issued by the Guarantor in favour of the Lessor in respect of the obligations of, the Lessee, the Manager, the Supervisor and the Replacement Purchaser under the Transaction Documents;

“Guarantor” means Seaspan Corporation, a company incorporated in the Republic of the Marshall Islands with its principal office at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, F4 000, People’s Republic of China;

“Guarantor Group” means each of the Guarantor and any company which is a Subsidiary of the Guarantor from time to time;

“Guarantor Group Member” means as at the date hereof and from time to time any member of the Guarantor Group;

“HMRC” means H.M. Revenue & Customs;

“Holding Company” in relation (i) to a company incorporated in England and Wales, has the meaning given in Section 736 Companies Act 1985 and (ii) in relation to a company or other person incorporated or formed outside England and Wales means a company or other person of which such company is the Subsidiary;

“IACS” means the International Association of Classification Societies;

“ICTA” means the Income and Corporation Taxes Act 1988;

“Indemnified Person” means the Lessor, the Bank, any other Lessor Group Member and their respective officers, directors, secondees, agents and employees;

“ISPS Code” means the International Ship and Port Facility Security Code adopted by the International Maritime Organisation Assembly as the same may have been or may be amended or supplemented from time to time;

“Lease Amounts” means the amounts payable by the Lessor pursuant to clause 3.7 of this Agreement;

“Lease Documents” means this Agreement, the Certificate of Delivery and Acceptance, the Novated Building Contract, the Refund Guarantee, ~~the QEL,~~ the Guarantee, the Indexation Relief Letter, the Novation Agreement, the Supervision Agreement, the Tax Consultation Letter, the Non Discrimination Letter, the General Assignment, the Pooling Benefits Letter, the Capital Commitment Fee Letter, the Pre-Tax Loss Letter, the Technical Note Letter and any other document, notice, acknowledgement, letter or instrument entered into, issued or given pursuant to the terms of any of the foregoing and to which the Lessor is a party and any other documents, notice, letter or instrument designated as a Lease Document by the Lessor and the Lessee;

“Lease Period” means the period during which the Lessee is entitled under the terms of this Agreement to possession and use of the Ship commencing on the Delivery Date and ending on the earlier of:

(a)	the Lease Period End Date; and

(b)	the date of termination of the leasing of the Ship under this Agreement;

“Lease Period End Date” means the date falling four years and three hundred and sixty days after the Delivery Date;

“Lease Rental Date” has the meaning given to such term in the Financial Schedule;

“Lease Termination Date” means the date on which the leasing of the Ship by the Lessor to the Lessee terminates under this Agreement, being:

(a)	the Lease Period End Date; or

(b)	where the leasing of the Ship ends following the occurrence of a Total Loss, the Total Loss Payment Date; or

(c)	where the leasing of the Ship ends pursuant to clause 2.5 (Voluntary Termination after Delivery) by virtue of the fact that the leasing of the Ship pursuant to this Agreement has become Economically Burdensome, the date specified by the Lessee in the notice served on the Lessor by the Lessee pursuant to clause 2.5.2(a), being a date not less than five (5) Business Days after service of that notice; or

(d)	where the leasing of the Ship ends pursuant to clause 2.5 (Voluntary Termination after Delivery) for any reason other than that specified in paragraph (c) above, the date specified by the Lessee in the notice served on the Lessor by the Lessee pursuant to clause 2.5.2(b) being a date no less than thirty (30) days after service of that notice; or

(e)	where the leasing of the Ship ends pursuant to clause 18.1 by virtue of the service by the Lessor of a notice on the Lessee, the date stipulated in that notice; or

(f)	where the leasing of the Ship ends pursuant to clause 18.2, by virtue of the service by the Lessor of a notice on the Lessee, the date stipulated in that notice; or

(g)	where the leasing of the Ship ends pursuant to clause 24.2, the date specified by the Lessor in the notice served on the Lessee by the Lessor pursuant to clause 24.1;

“Lessor” includes the successors and permitted assigns and transferees of the Lessor;

“Lessor Breach” means any breach by the Lessor or any Lessor Group Member and their respective agents, assigns, directors, officers, secondees and servants (each a “Lessor Party”) of its pending such appeal and for the payment of which adequate reserves have been made so long as any such proceedings or the continued existence of such Security Interest shall not and may reasonably be considered unlikely to lead to the arrest, sale, forfeiture or loss of, the Ship or any interest in the Ship; and

(i)	Security Interests arising by operation of law in respect of Taxes which are not overdue for payment or Taxes which are overdue for payment but which are being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made so long as any such proceedings or the continued existence of such Security Interest shall not and may reasonably be considered unlikely to lead to the arrest, sale, forfeiture or loss of the Ship, or any interest in the Ship;

“Pooling Benefits Letter” means the letter so called issued or to be issued in respect of any pooling benefits relating to this Agreement and the Sister Ship Lease Agreements addressed by the Lessor to the Lessee;

“Pre-Delivery Termination Date” means the date on which the Lessor’s obligation to acquire the Ship pursuant to the Novated Building Contract and lease the Ship to the Lessee terminates, being:

(a)	where the obligation of the Lessor to acquire the Ship and lease the Ship to the Lessee ends by virtue of the fact that the transaction has become Economically Burdensome or the Lessee has determined that the transaction has become Commercially Burdensome, the date specified in the notice served on the Lessor by the Lessee pursuant to clause 2.2.1;

(b)	if the Ship becomes a Total Loss, the earlier of the date on which the Supervisor (acting on behalf of the Lessor and in accordance with the Supervision Agreement) agrees with the Builder that the damage shall not be repaired and that the Novated Building Contract shall be deemed to be rescinded and all amounts paid by the Lessor thereunder (together with interest thereon) be refunded by the Builder or, where no agreement is reached by the Builder and the Supervisor, the date falling six (6) months after the occurrence of the Total Loss;

(c)	where the obligation of the Lessor to acquire the Ship and lease it to the Lessee ends pursuant to clause 18.1 by virtue of the service by the Lessor of a notice on the Lessee, the date stipulated in that notice;

(d)	where a Further Novation Event occurs, the date stipulated in the notice served on the Replacement Purchaser by the Lessor pursuant to clause 18.3.1; and

(e)	where the obligation of the Lessor to acquire the Ship and lease it to the Lessee ends pursuant to clause 24.2, the date specified by the Lessor in the notice served on the Lessee pursuant to clause 24.1;

“Pre-Tax Loss Letter” means the letter so called issued or to be issued in respect of any pre-tax loss relating to this Agreement addressed by the Lessor to the Lessee;

“Purchase Price” means the price for the Ship payable by the Lessor under the Novation Agreement and the Novated Building Contract, which price shall be reduced by any amounts payable by the Builder to the Lessor under article III.2 (Adjustment of Contract Price - Speed), article III.3 (Adjustment of Contract Price - Fuel Consumption), article III.4 (Adjustment of Contract Price - Deadweight), article III.5 (Adjustment of Contract Price - Container Capacity) of the Novated Building Contract, but shall not be reduced by any amounts payable by the Builder to the Lessor under article III.1 (Adjustment of Contract Price - Delivery) of the Novated Building Contract;~~”QEL” means the quiet enjoyment letter in respect of the Ship between the Lessor and the Time Charterer;~~

“Recoverable VAT” means any amounts paid or payable by or on behalf of the Lessor in respect of Value Added Tax which is not Irrecoverable VAT;

“Refund Guarantee” means the refund guarantee issued or, as the context may require, to be issued by the Refund Guarantor in favour of the Lessor pursuant to the Novation Agreement;

“Technical Note Letter” means the letter agreement of that name issued or to be issued in relation to this Agreement addressed from the Lessor to the Lessee;

“Termination Amount” means the aggregate of the Termination Sum and the Termination Fee (if any);

“Termination Date” means, as the context may require, the Pre-Delivery Termination Date or the Lease Termination Date;

“Termination Event” means any of the events or circumstances described in clause 17.1;

“Termination Fee” has the meaning given in the Financial Schedule;

“Termination Payment Date” means:

(a)	in the case of a voluntary termination pursuant to clause 2.2, the Pre-Delivery Termination Date;

(b)	in the case of a voluntary termination pursuant to clause 2.5, the Lease Termination Date;

(c)	in the case of any termination of the Lessor’s obligation to acquire the Ship and to lease the Ship to the Lessee pursuant to clause 18.1, the Pre-Delivery Termination Date;

(d)	in the case of any termination of the leasing of the Ship pursuant to clause 18.1, the Lease Termination Date;

(e)	in the case of any termination of the Lessor’s obligation to acquire the Ship and to lease the Ship to the Lessee pursuant to clause 18.2, the Pre-Delivery Termination Date;

(f)	in the case of any termination of the leasing of the Ship pursuant to clause 18.2, the Lease Termination Date; and

(g)	in the case of the occurrence of a Further Novation Event, the Pre-Delivery Termination Date; and

(h)	in the case of a Total Loss, the Total Loss Payment Date;

“Termination Sum” has the meaning given to such term in the Financial Schedule;

“Time Charter” means the time charter agreement in respect of the Ship dated ~~on-or-about the date hereof~~ 16 November 2007 and entered into between the Guarantor and the Time Charterer (as the same has been or may be supplemented or amended to enable the transfer of the Guarantor’s rights and obligations in favour of another company in the Guarantor Group or as the same has been or may be novated or assigned by the Guarantor in favour of any other company in the Guarantor Group);

“Time Charterer” means Kawasaki Kisen Kaisha, Ltd., a company incorporated in Japan;

“Total Loss” means:

(a)	an actual, constructive, compromised or arranged total loss of the Ship; or

(b)	any Compulsory Acquisition of the Ship; or

(c)	the hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of the Ship (other than where the same amounts to the Compulsory Acquisition of the Ship) by any Government Entity, or by persons acting or purporting to act on behalf of any Government Entity, or by persons acting or purporting to act on behalf of any Government Entity, unless the Ship be released and restored to the Lessee or the Lessor from such hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation within sixty (60) days after the occurrence thereof; or

15.1.3	Upon the termination of the leasing of the Ship under this Agreement where the Lessee is not acting as sales agent of the Lessor, the Lessee, at its own expense, shall redeliver the Ship safely afloat to the Lessor at a safe port worldwide to be designated by the Lessor acting reasonably and bearing in mind the location and trading pattern of the Ship as at the time of any required redelivery.

15.2	Redelivery condition

The Lessee shall ensure that on any redelivery of the Ship to the Lessor in accordance with clause 15.1.3 above and on any deemed redelivery to the Lessor in accordance with clause 15.1.2 above where the purchaser of the Ship so requires:

15.2.1	the Ship shall be in class free of conditions not complied with in accordance with their terms and overdue recommendations affecting the Ship’s class;

15.2.2	the Ship shall be in no worse structure, state and condition as at Delivery (fair wear and tear alone excepted) and have installed the machinery and equipment installed thereon at Delivery or replacements or substitutions therefor made in accordance with the terms of this Agreement;

15.2.3	the last consignment of containers carried on board the Ship shall have been unloaded;

15.2.4	the Ship shall be free of Security Interests other than any Lessor’s Security Interest; and

15.2.5	the Ship shall be free of any charter or other contract of employment or affreightment other than the Time Charter in circumstances where the Time Charterer’s rights ~~under the QEL~~ thereunder are subsisting.

The Lessee shall further ensure that, prior to re-delivery, all arrears of wages of the Master and crew of the Ship are fully paid.

15.3	Redelivery survey

15.3.1	In case only of redelivery of the Ship consequent upon termination of the Lease Period where the Lessee is not acting as sales agent or upon the expiry of the Lessee’s sales agency rights pursuant to clauses 2.8.2 or 2.8.3, at or about the time of redelivery, a survey shall be made to determine the state and condition of the Ship, unless the Lessor agrees that no such survey is required or the Ship is to be sold.

15.3.2	The Lessee and the Lessor shall each appoint surveyors to be present at such survey and the surveyors present shall determine the state and condition of the Ship and shall identify the repairs or work necessary to place the Ship at the date of redelivery in the class and the structure, state and condition referred to in clause 15.2.

15.3.3	The surveyors referred to in clause 15.3.2 shall both be acting as experts, not arbitrators and, in case of disagreement, the matter shall be resolved pursuant to clause 29.

15.3.4	All proper costs occasioned by any such survey including the costs of the said surveyors appointed by the Lessee and the Lessor and, if appointed, the cost of the senior surveyor of the Ship’s Classification Society shall be payable by the Lessee.

15.4	Consumable stores

All consumable stores, unused lubricating oils and bunkers on board the Ship at the time of redelivery shall be purchased by the Lessor from the Lessee and sold by the Lessor to the purchaser of the Ship. The price payable by the Lessor to the Lessee pursuant to this clause 15.4 will be the same as the price received at the same time by the Lessor from the purchaser of the Ship for those items.

15.5	Continuing performance of obligations

From the end of the Lease Period until the Ship has been sold in accordance with clause 2, the Lessee shall, at no cost to the Lessor, but subject to the Lessor permitting the Lessee continued possession of the Ship, continue to perform all its obligations under this Agreement other than its

20.12	Provision of information

The Lessee will provide or procure that there is provided to the Lessor, reasonably promptly, such information (i) with respect to the compliance by the Lessee with the terms of this Agreement and each of the other Transaction Documents to which the Lessee is party and (ii) with respect to the compliance by each of the other Transaction Companies with the terms of the other Transaction Documents to which they are respectively party, or (iii) with respect to the Ship, as the Lessor from time to time may reasonably request.

20.13	Negative undertakings

The Lessee will not:

20.13.1	carry on any business other than the leasing in and chartering out of the Ship and each Sister Ship and matters reasonably incidental thereto (as contemplated by the Transaction Documents); or

20.13.2	enter into any form of amalgamation, consolidation, merger or de-merger or any form of reconstruction or reorganisation; or

20.13.3	save by, or as permitted by, the Transaction Documents and the Sister Ship Transaction Documents, transfer, lease, charge or otherwise dispose of:

(a)	all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not; or

(b)	any debt payable to it or any other right (present, future or contingent right) to receive a payment, including any right to damages or compensation.

20.14	Title; negative pledge

The Lessee will:

20.14.1	not attempt or hold itself out as having any power to sell, transfer or otherwise dispose of or abandon the Ship or any shares or interest therein;

20.14.2	hold the legal title to, and own the entire beneficial interest in all its assets, free from all Security Interests and other interests and rights of every kind, except for those created by or contemplated to be created pursuant to any of the Transaction Documents and Sister Ship Transaction Documents and (in the case of the Ship and Sister Ships only) except for Permitted Security Interests; and

20.14.3	save as contemplated by the Transaction Documents and Sister Ship Transaction Documents, not create or permit to arise any Security Interest (except for Permitted Security Interests) over any other asset, present or future.

20.15	No amendment to any Transaction Document

The Lessee will not agree or purport to agree and will procure that no other Transaction Company will agree or purport to agree to any amendment or supplement to, or variation of, or waive or fail to enforce, any Transaction Document to which the Lessee or, as the case may be, such other Transaction Company is a party, unless the Lessee, or as the case may be, the applicable Transaction Company acting reasonably considers that the amendment, supplement, variation, or waiver will not prevent the fulfilment by the Lessee or the other Transaction Companies of their respective obligations to the Lessor, and will not adversely affect any of the rights, interests, benefits, powers and remedies of the Lessor under the Lease Documents.

1.1	Time Charter Payments

The Lessee shall, forthwith upon being requested by the Lessor to do so;

1.1.1	open an account with the Bank (the “Charterhire Account”);

1.1.2	grant a charge over the Charterhire Account in favour of the Lessor; and

1.1.3	procure that all payments to be made by the Time Charterer under the Time Charter (and, following any termination of the Time Charter, any other earnings relating to the employment of the Ship) are paid into the Charterhire Account until otherwise directed by the Lessor.

21	Assignments, transfers and sale of the Ship

21.1	Assignment and/or transfer by Lessor

The Lessor may assign all (but not part) of its rights and/or transfer all (but not part) of its obligations under this Agreement and the other Lease Documents together with a contemporaneous transfer of its rights, title and interests in the Ship:

21.1.1	without the prior consent of the Lessee where the assignment or transfer is to a Lessor Group Member which is resident in the United Kingdom for the purpose of the charge to corporation tax and which carries on the trade of leasing subject only to:

(a)	the Lessor giving the Lessee not less than thirty (30) days prior written notice of such assignments or transfer;

(b)	the Lessor Parent Support Letter being in full force and effect and, simultaneously with such assignment or transfer, extended or reissued to cover such assignee or transferee; and

(c)	the transferee for the time being remaining a Lessor Group Member; and

21.1.2	to the Replacement Purchaser in the circumstances contemplated by clause 18.3 of this Agreement and clause 7 of the Novation Agreement; and

21.1.3	to any other person after the occurrence of any Termination Event which is continuing; or

21.1.4	to any person other than those contemplated in clause 21.1.1 to 21.1.3 above with the prior written consent of the Lessee,

Provided that:

(a)	any transferee under this clause 21.1 shall assume all of the Lessor’s obligations;

(b)	no costs, charges or expenses (including stamp duties payable in respect of any transfer) shall be payable by the Lessee; and

(c)	notwithstanding any other provision of this Agreement or any of the other Transaction Documents, all amounts payable or receivable by the Lessee under this Agreement and the other Transaction Documents to which the Lessor and Lessee are respectively party shall be calculated as if no such assignment or transfer had taken place.

21.2	Transfer by Lessee

Subject to no Relevant Event having occurred and then continuing, the Lessee may transfer all (but not part) of its rights and obligations under this Agreement and the other Transaction Documents:

21.2.1	to any other Guarantor Group Member without the prior written consent of the Lessor; or

21.2.2	to any other person (subject to clause 21.2.3 below) with the prior written consent of the Lessor.

21.2.3	Any intended transfer by the Lessee pursuant to clause 21.2.1 or 21.2.2 shall be subject to the further conditions that:

(a)	the Lessee shall give thirty (30) days prior written notice to the Lessor (or such shorter period as the Lessor may agree (acting reasonably)) of any intended transfer;

Schedule 4

Lessee’s Condition Precedent Documents

Part A

Lessor’s Conditions Precedent to the First Instalment

The following are the documents and actions referred to in clause 3.1.1 as conditions precedent to the obligations of the Lessor under this Agreement and the payment of the First Instalment pursuant to the Novated Building Contract and the Novation Agreement:

1	An original of this Agreement, the Novation Agreement, the Supervision Agreement, the Refund Guarantee, the Guarantee, the ~~QEL, the~~ General Assignment, the Indexation Relief Letter, the Tax Consultation Letter and the Non Discrimination Letter and each other Transaction Document to which the Lessor is or is then to be a party (and each notice or document required to be delivered by each such Transaction Document), each duly signed by all parties thereto.

2	Copies of the certificate of incorporation and constitutional documents of the Lessee, the Guarantor and the Supervisor.

3	Copies of resolutions of the directors and, if necessary for the purposes of obtaining the opinions referred to in paragraph 12 in form and substance satisfactory to the Lessor, the shareholders of the Lessee, the Guarantor and the Supervisor or equivalent documents authorising the execution of each of the Transaction Documents to which any of them is or is to be a party and authorising named persons to give all notices under this Agreement and each Transaction Document.

4	The original of any power of attorney under which any Transaction Document is executed on behalf of the Lessee, the Guarantor and the Supervisor.

5	Copies of any governmental or other third-party consents, licences, approvals, registrations and filings (“Consents”) necessary for any matter contemplated by the Lease Documents and for the legality, validity, enforceability, and admissibility in evidence and effectiveness thereof having been obtained or effected and remain in full force and effect, including, but not limited to, such Consents required to make any payment under any Transaction Document or evidence that no such Consents are required.

6	Certified true copies of the Building Contract, the Time Charter and all of the other Transaction Documents to which the Lessor is not a party which have been executed at such time and all documents to be delivered pursuant to each of such documents each duly signed by all parties.

7	Evidence reasonably acceptable to the Lessor of the amounts of all payments already made by the Original Purchaser under the Building Contract to the Builder together with details relating to each payment including what the payment was for and the date on which payment was made, and an invoice from the Builder to the Lessor in accordance with clause 7.2 of the Novation Agreement.

8	Documentary evidence that the novation of the Building Contract contemplated in the Novation Agreement has or, simultaneously with the Lessor’s obligations referred to in clause 3.1.1 becoming effective, shall become effective.

9	Receipt by the Lessor of any fees, costs and expenses payable by the Lessee which are due for payment on or prior to the date for the payment of the First Instalment and which are not rentalised in the Financial Schedule.

10	Documentary evidence that the agents for service of process in England appointed by the Lessee, the Guarantor, the Supervisor and the Time Charterer (as applicable) in relation to all Transaction Documents have accepted such appointment.

11	Opinions from:

(a)	Kim & Chang as special Korean legal counsel in relation to the Builder and the Refund Guarantor and the execution of the Novation Agreement by the Builder and the Refund Guarantee by the Refund Guarantor, and as to matters of Korean law;

(b)	Cozen O’Connor, as special Marshall Islands legal counsel in relation to the Lessee, the Guarantor, this Agreement, the Novation Agreement, the Guarantee, and as to matters of Marshall Islands law,

(c)	Conyers, Dill & Pearman, as special Bermudan legal counsel in relation to the Supervisor, the Supervision Agreement and as to matters of Bermudan law;

(d)	~~(d)~~ and ~~Halpern Law Office, as special Japanese legal counsel in relation to the Time Charterer, the QEL and as to matters of Japanese law; and~~

(e)	(e) The Lessor’s insurance advisers, Marsh, in respect of the insurance provisions of this Agreement and insurance arrangements with respect to the Ship and the Sister Ships generally, each in form and substance satisfactory to the Lessor.

12	If the Lessor reasonably requires, in respect of any of the documents referred to above which may be provided in a language other than English, a certified English translation prepared by a translator approved by the Lessor.

13	The Lessee has confirmed that the conditions precedent to its obligations set out in Schedule 5 have been satisfied or waived by the Lessee.

14	Completion of all relevant money laundering compliance checks by the Lessor in respect of the Lessee, the Replacement Purchaser, the Guarantor and any other relevant company, in accordance with the Lessor Group’s current procedural requirements.

LESSOR

SIGNED by	)
	)	/s/ Keith Glasscoe
for and on behalf of	)	Keith Glasscoe
PEONY LEASING LIMITED	)
in the presence of:	)

Jus Lyall
Norton Rose LLP

LESSEE

SIGNED by	)
	)	/s/ Sai W. Chu
for and on behalf of	)	Sai W. Chu
SEASPAN FINANCE I CO. LTD.	)
in the presence of:	)

Jus Lyall
Norton Rose LLP